

December 30, 2014

Via E-mail
Stanley J. Olander, Jr.
Chief Executive Officer
Landmark Apartment Trust, Inc.
3505 East Frontage Road, Suite 150
Tampa, Florida 33607

      Re: **Landmark Apartment Trust, Inc.**
                  Form 10-K for the fiscal year ended December 31, 2013
                  Filed March 24, 2014
                  File No. 000-52612

Dear Mr. Olander:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

1. We note you provide same-property results in your quarterly supplemental information. Please tell us why this information is not included in your Form 10-K.

Distributions, page 66

2. We note your discussion of cumulative distributions paid compared to cash flow from operations. In future filings, please also show the relationship of the total distributions paid, including any amounts reinvested through the DRIP, and earnings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2014

3. We note you have disclosed a performance measure referred to as "adjusted funds from operations." Please provide us a detailed analysis of why this measure is useful to investors. Where appropriate, please address the usefulness of each significant adjustment.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Peter McPhun at (202) 551-3581 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or me at (202) 551-3391 with any other questions.

       Sincerely,

       /s/ Erin E. Martin

       Erin E. Martin
       Senior Counsel